FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 14, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 14, 2009; and

2.

Material Change Report dated September 14, 2009 (re: September 14, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 14, 2009

By:

/s/ Bassam Moubarak

(Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reduces Debt Position

Vancouver, BC – September 14, 2009:  Petaquilla Minerals Ltd. (the “Company”) today announced that it has reduced its debt position by US$6 Million.  The Company is subject to a semi-annual principal repayment on the senior secured notes, and commencing September 15, 2010 on the convertible senior secured notes, depending upon the weighted average market price of gold during the six months prior to the payment date as follows (all currency in U.S. Dollars):

Weighted Average Market Gold Price per ounce	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	Nil

The total payment was US$6,208,843.91, comprised of US$6,000,000 of principal and US$208,843.91 of accrued interest on the redeemed notes.  The Company’s total senior and convertible senior notes outstanding after this payment will be US$69,761,148.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

September 14, 2009

Item 3.

News Release

The Company’s news release dated September 14, 2009, was disseminated by Marketwire, Incorporated on September 14, 2009.

Item 4.

Summary of Material Change

The Company announced that it has reduced its debt position by US$6,208,843.91, comprised of US$6,000,000 of principal and US$208,843.91 of accrued interest on the redeemed notes.  The Company’s total senior and convertible senior notes outstanding after this payment will be US$69,761,148.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Bassam Moubarak, Chief Financial Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated September 14, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Bassam Moubarak

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reduces Debt Position

Vancouver, BC – September 14, 2009:  Petaquilla Minerals Ltd. (the “Company”) today announced that it has reduced its debt position by US$6 Million.  The Company is subject to a semi-annual principal repayment on the senior secured notes, and commencing September 15, 2010 on the convertible senior secured notes, depending upon the weighted average market price of gold during the six months prior to the payment date as follows (all currency in U.S. Dollars):

Weighted Average Market Gold Price per ounce	Aggregate Pro Rata Principal Payment
Over $1,000	$8,000,000
$900 to $1,000	$6,000,000
$800 to $900	$4,000,000
Less than $800	Nil

The total payment was US$6,208,843.91, comprised of US$6,000,000 of principal and US$208,843.91 of accrued interest on the redeemed notes.  The Company’s total senior and convertible senior notes outstanding after this payment will be US$69,761,148.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.